MARTIN LIPTON

HERBERT M. WACHTELL

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

MARC WOLINSKY

STEVEN A. ROSENBLUM

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

RALPH M. LEVENE

RICHARD G. MASON

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

VICTOR GOLDFELD

EDWARD J. LEE

BRANDON C. PRICE

KEVIN S. SCHWARTZ

MICHAEL S. BENN

SABASTIAN V. NILES

ALISON ZIESKE PREISS

TIJANA J. DVORNIC

JENNA E. LEVINE

RYAN A. McLEOD

ANITHA REDDY

JOHN L. ROBINSON

JOHN R. SOBOLEWSKI

STEVEN WINTER

EMILY D. JOHNSON

JACOB A. KLING

RAAJ S. NARAYAN

VIKTOR SAPEZHNIKOV

MICHAEL J. SCHOBEL

ELINA TETELBAUM

GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) LEONARD M. ROSEN (1965-2014) OF COUNSEL

WILLIAM T. ALLEN

MARTIN J.E. ARMS

MICHAEL H. BYOWITZ

GEORGE T. CONWAY III

KENNETH B. FORREST

SELWYN B. GOLDBERG

PETER C. HEIN

MEYER G. KOPLOW

LAWRENCE S. MAKOW

DOUGLAS K. MAYER

MARSHALL L. MILLER

PHILIP MINDLIN

DAVID S. NEILL

HAROLD S. NOVIKOFF LAWRENCE B. PEDOWITZ

ERIC S. ROBINSON

PATRICIA A. ROBINSON*

ERIC M. ROTH

PAUL K. ROWE

DAVID A. SCHWARTZ

MICHAEL J. SEGAL

ELLIOTT V. STEIN

WARREN R. STERN

PAUL VIZCARRONDO, JR.

PATRICIA A. VLAHAKIS

AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL
DAVID M. ADLERSTEIN SUMITA AHUJA AMANDA K. ALLEXON LOUIS J. BARASH FRANCO CASTELLI DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA ADAM M. GOGOLAK	NANCY B. GREENBAUM MARK A. KOENIG LAUREN M. KOFKE J. AUSTIN LYONS ALICIA C. McCARTHY PAULA N. RAMOS NEIL M. SNYDER S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER

December 13, 2019

VIA HAND DELIVERY AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention:	Franklin Wyman

Kevin W. Vaughn

Joseph McCann

Celeste Murphy

Re:	Upjohn Inc.

Registration Statement on Form S-4

Filed October 25, 2019

File No. 333-234337

U.S. Securities and Exchange Commission

December 13, 2019

Ladies and Gentlemen:

On behalf of Upjohn Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated November 21, 2019, with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). The Company is concurrently submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR, and five courtesy copies of Amendment No. 1 marked to show changes to the Registration Statement are being sent to the Staff under separate cover.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1. All references to page numbers in these responses are to the pages of Amendment No. 1.

Registration Statement on Form S-4

Questions and Answers about the Transactions, page 1

1.

Please revise to add a question and answer to explain the significance of the parties structuring the transaction as a reverse merger with NewCo domiciled in Delaware as opposed to the Netherlands where Mylan has been domiciled since 2015. In particular, please discuss the role that corporate governance and taxation played in this decision. In this regard:

•

We refer to Mylan’s July 29, 2019 investor call and Mr. Coury’s statements highlighting the role that “governance” and building the company “without interference” played in the decision to leave the United States in 2015 and his current readiness to “turn this company back over to shareholders.” Accordingly, the disclosure should explain the governance concerns that led Mylan to conduct the 2015 inversion and the reasons why Mylan is now ready to change its approach to corporate governance and seeking shareholder approval to come back to the United States.

•

We note that the combined company’s historical financial statements will be those of Mylan N.V. Accordingly, please revise to discuss the tax implications of domiciling the combined company in the United States as opposed to the Netherlands and indicate whether taxation factored into this decision.

U.S. Securities and Exchange Commission

December 13, 2019

Response: In accordance with the Staff’s comment, the sections entitled “Questions and Answers About the Transactions”, “The Transactions—Recommendation of the Mylan Board of Directors; The Mylan Board’s Reasons for the Combination” and “The Transactions—Background of the Combination” on pages 5, 104 and 98, respectively, of Amendment No. 1, has been revised to include an additional question and answer and additional disclosure, as applicable, to explain why the parties determined to structure the transaction such that Newco will be organized in Delaware as opposed to the Netherlands.

With respect to the Staff’s comment regarding Mylan’s decision to leave the United States in 2015, Mylan respectfully notes that Mylan Inc.’s definitive proxy statement filed with the SEC on December 24, 2014 regarding the 2015 transaction (the “2015 transaction”) involving Mylan and Abbott Laboratories’ non-U.S. developed markets specialty and branded generics business (the “Abbott Business”) (such proxy statement, the “Mylan 2015 Proxy”) set forth reasons for Mylan being organized in the Netherlands (see the question “Why will the place of organization of New Mylan be the Netherlands?” on page vii of the Mylan 2015 Proxy).

Mylan entered into the 2015 transaction because the Mylan Board at the time concluded that such transaction was likely to result in significant strategic and financial benefits to Mylan, which benefits are discussed in the Mylan 2015 Proxy under the section entitled “The Transaction—Reasons for the Transaction and Recommendation of the Mylan Board”. In addition to the strategic and financial benefits, the 2015 transaction provided an opportunity to create a more competitive global tax structure by forming a new global holding company domiciled outside of the United States to acquire and hold Mylan Inc. and the Abbott Business, resulting in significant additional financial flexibility for future strategic opportunities.

Having decided to structure the 2015 transaction with a global holding company domiciled outside of the United States, the Netherlands was selected as the jurisdiction in which to re-domicile Mylan. The reasons for organizing in the Netherlands, as set forth under the question “Why will the place of organization of New Mylan be in the Netherlands?” on page vii of the Mylan 2015 Proxy, included the Netherlands having stable and well-developed corporate and intellectual property laws and jurisprudence. Since the 2015 transaction, the Netherlands has provided an effective platform on which Mylan could execute its strategy for the benefit of all stakeholders, including shareholders, creditors, employees, customers, suppliers, relevant patient populations and communities in which Mylan operates.

Notwithstanding the benefits of leaving the United States as part of the 2015 transaction, it was determined that there was a strong strategic rationale to returning to the United States in connection with the Combination. Mylan and Pfizer concluded that organizing the combined company in the United States, and specifically in Delaware, which is well recognized for stable and balanced corporate laws and jurisprudence that are familiar to many U.S. investors, would provide Newco with an effective platform from which to

U.S. Securities and Exchange Commission

December 13, 2019

operate and provide value to Newco’s stockholders and other stakeholders. In addition, the Mylan Board believes that having Newco organized in Delaware and subject to a U.S.-style, stockholder centric governance model is consistent with views expressed to Mylan by a number of Mylan shareholders. Domiciling Newco in the United States also allows for more certainty with respect to the tax treatment of the transaction to Pfizer and its stockholders, and the inefficiencies of being tax resident in the United States, relative to other jurisdictions, have been reduced as a result of recent U.S. tax reform legislation.

Q. What will happen in the Distribution?, page 2

2.

Revise to explain briefly the reason(s) why Pfizer may opt to effect the Distribution by way of a split-off. Indicate whether there is a material impact to the post-combination business or to Mylan shareholders if Pfizer opts for the split-off. If there are no impact, please revise to clarify this point.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 3 of Amendment No. 1.

Q. What will happen in the Combination?, page 3

3.

Revise the second paragraph to clarify, if true, that you are describing the “Alternative Transaction” structure. Explain, if true, that Mylan holders could receive fewer shares in the Combination if this structure were adopted. With reference to the 15% rate referenced on page 138, revise to quantify the potential impact to the 43% Mylan shareholder stake referenced throughout the joint proxy statement/prospectus. Also, explain whether there would be a material impact to the post-combination business if the Alternative Transaction structure were utilized.

Response: In accordance with the Staff’s comment, the disclosure has been revised to clarify that the steps set forth in the second paragraph on page 4 of Amendment No. 1 to describe the Alternative Transaction Structure.

The Company and Mylan respectfully advise the Staff that the 15% Dutch dividend withholding tax could apply irrespective of whether the Combination is structured to involve the Mylan Merger or the Alternative Transaction Structure. The disclosure in the sections noted below has been revised to clarify that the Dutch dividend withholding tax could apply in either structure.

Mylan does not currently expect that the Dutch dividend withholding tax will apply to the transaction (irrespective of whether the Combination is structured to involve the Mylan Merger or the Alternative Transaction Structure). The Dutch dividend withholding tax will apply if, as of closing of the transaction, the Mylan Newco Liquidation Distribution (where the Combination is structured to involve the Mylan Merger) or the Mylan Liquidation Distribution (in the Alternative Transaction Structure), as applicable, exceeds

U.S. Securities and Exchange Commission

December 13, 2019

the average paid up capital recognized for Dutch dividend withholding tax purposes of the Mylan Newco ordinary shares or the Mylan ordinary shares, as applicable. In such case, the 15% Dutch dividend withholding tax is due in respect of the difference, as of closing of the transactions, between (i) the value, in EUR of the Mylan Newco Liquidation Distribution or the Mylan Liquidation Distribution, as applicable (i.e., the value of the Newco common stock to be received by the Mylan shareholders in the Combination), and (ii) the paid up capital in EUR recognized for Dutch dividend withholding tax purposes of Mylan Newco or Mylan, as applicable, as of the Mylan Newco Liquidation Distribution or the Mylan Liquidation Distribution.

Mylan currently does not expect the Mylan Newco Liquidation Distribution or the Mylan Liquidation Distribution, as applicable, to exceed the paid up capital of Mylan Newco or Mylan, as applicable, that is recognized for Dutch dividend withholding tax purposes and thus does not expect any Dutch dividend withholding tax to apply. Mylan is seeking confirmation from the Dutch tax authorities in this respect.

In the unlikely event the Dutch dividend withholding tax is to be withheld in respect of the Mylan Liquidation Distribution or the Mylan Newco Liquidation Distribution, as applicable, the exchange agent shall sell in one or more transactions for the benefit of holders of Mylan Newco or Mylan shareholders, as applicable, such number of shares of Newco common stock to which such holder would otherwise be entitled as is necessary to obtain net cash proceeds to pay the Dutch dividend withholding tax due. Consequently, the relevant Mylan shareholder would receive fewer shares of Newco common stock than such holder would otherwise receive in the Combination.

The Company and Mylan respectfully advise the Staff that it is not possible at this time to quantify the potential impact to the 43% Mylan shareholder stake because the applicability of the Dutch dividend withholding tax is based on certain factors that will not be known until closing of the Combination, specifically (i) the trading price of the Mylan ordinary shares at closing, (ii) the value of the EUR to USD exchange rate at closing and (iii) the amount of paid up capital recognized for Dutch dividend withholding tax purposes of Mylan or Mylan Newco as applicable, as of closing, as well as how such amount will be calculated by the Dutch tax authorities.

In accordance with the Staff’s comment and to clarify the foregoing, the disclosure in the question and answer under “What will happen in the Combination?”, the question and answer under “What are the material Dutch consequences to Mylan shareholders from the Combination?” and the section entitled “Material Tax Consequences—Material Dutch Tax Consequences—Dutch Dividend Withholding Tax Consequences of the Combination to Holders of Mylan Ordinary Shares” beginning on pages 3, 7 and 145, respectively, of Amendment No. 1 has been revised accordingly.

U.S. Securities and Exchange Commission

December 13, 2019

With respect to the Staff’s comment regarding potential impacts to the post-combination business if the Alternative Transaction structure were utilized, the Company and Mylan are aware of the possibility that U.K. stamp duty could become payable in connection with the Combination and respectfully directs the Staff to the risk factor entitled “The Combination could result in U.K. stamp duty becoming payable by Acquisition Sub” on page 57 of Amendment No. 1, which describes the risk that the Alternative Transaction Structure could give rise to U.K. stamp duty.

Exclusive Forum, page 76

4.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: In response to the Staff´s comment, the Company has revised the disclosures on pages 80, 286 and 294 of Amendment No. 1.

Background of the Combination, page 90

5.

Please revise the Background section to provide disclosure concerning material issues discussed and key terms negotiated during the May 2 to June 13 timeframe. In this regard, we note that the disclosures concerning the first six weeks of the discussions/negotiations do not address any material transaction terms beyond that the parties were considering a Reverse Morris Trust transaction.

Response: In response to the Staff´s comment, the Company has revised the disclosures on pages 95, 96 and 97 of Amendment No. 1 to provide additional detail regarding the materials matters discussed by the parties during the May 2 to June 13 timeframe and to clarify that prior to June 14, 2019, the parties did not negotiate any material transaction terms beyond that the parties were considering a Reverse Morris Trust transaction.

U.S. Securities and Exchange Commission

December 13, 2019

6.

Further to the comment above, please revise the disclosure concerning the initial May 2, 2019 meeting between Messrs. Bourla and Coury regarding a potential combination transaction. In this regard, we note that the disclosure is limited to a single sentence. Similarly, please revise to explain the contents of the “informational materials regarding the Upjohn Business and a potential combination of Mylan and the Upjohn Business” which Pfizer provided to Mylan on May 7, 2019.

Response: In response to the Staff´s comment, the Company has revised the disclosures on pages 95 and 96 of Amendment No. 1.

7.

Please revise the Background section so that it is clear where each party stood with respect to material transaction terms during the course of the three-month negotiations. For instance, when discussing meetings between the parties or their advisers, identify the party that proposed a material transaction term and indicate whether the other party agreed and/or proffered a counter proposal.

Response: In response to the Staff´s comment, the Company has revised the disclosures on pages 95 to 102 of Amendment No. 1.

8.

We note that the Background section discusses the meetings and deliberations of the Mylan Board and Mylan’s Strategic Review Committee from May 2 through June 26; however, the disclosure does not similarly discuss any meetings or deliberations conducted by Pfizer’s Board or its executives. Please revise or advise.

Response: In response to the Staff´s comment, the Company respectfully advises the Staff that the meetings of Pfizer’s Board described on pages 95, 98, 100 and 101 of Amendment No. 1 are all of the meetings of Pfizer’s Board between April 25, 2019 and July 29, 2019 in which Pfizer’s Board and its executives discussed and deliberated the potential transaction with Mylan.

9.

With reference to the mid-July 2019 entries, please discuss the magnitude of the pre-Distribution liabilities of the Upjohn Business at issue and the reason(s) why the parties changed course on whether the combined company would assume these liabilities.

Response: In response to the Staff´s comment, the Company has revised the disclosures on pages 99 to 102 of Amendment No. 1.

10.

With reference to the July 12, 2019 entry, we note disclosure referencing the “treatment of certain potential Mylan liabilities.” Please revise to clarify what liabilities were at issue and how the parties negotiated the treatment of these liabilities.

Response: In response to the Staff´s comment, the Company has revised the disclosures on pages 99 to 101 of Amendment No. 1.

U.S. Securities and Exchange Commission

December 13, 2019

11.	Revise the July 24-26 and July 26-28 entries to identify the unresolved transaction terms.

Response: In response to the Staff´s comment, the Company has revised the disclosures on pages 101 and 102 of Amendment No. 1.

12.

With reference to Mylan’s July 29, 2019 investor call, please discuss the decision and any negotiations concerning establishment of NewCo’s dividend policy. Your discussion should also cover any negotiations concerning the initial size of the dividend.

Response: In response to the Staff´s comment, the Company has revised the disclosures on pages 96 and 98 of Amendment No. 1 to include references to the discussions and negotiations around the decision to establish Newco’s dividend policy.

Opinions of Mylan’s Financial Advisors, page 101

13.	Please provide us with all materials, including any board books provided by Centerview and PJT Partners to the Mylan board.

Response: The Company has been advised that Centerview and PJT Partners will provide directly to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act, and Rule 12b-4 under the Exchange Act, the materials prepared jointly by Centerview and PJT Partners and presented to the Mylan Strategic Review Committee and the Mylan Board in connection with the delivery of their respective opinions on July 26, 2019. In accordance with such rules, such materials are being provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the registration statement. In connection therewith, a request has been made by Centerview and PJT Partners for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83 by separate letter.

A copy of the written opinion of each of Centerview and PJT Partners, each dated July 26, 2019, is attached as Annex C and Annex D, respectively, to the registration statement.

U.S. Securities and Exchange Commission

December 13, 2019

Business Combination Agreement, page 142

14.

Please revise your disclosure here and elsewhere as applicable to discuss Section 8.26 of the agreement and clarify material risks to the NewCo entity, particularly in light of the Legal Proceedings disclosure from Mylan’s Form 10-Q for the period ended September 30, 2019. In this regard, the Section 8.26 provision would appear to magnify the impact of any future legal Losses by requiring NewCo to pay an additional cash amount to Pfizer equal to 57% of the Loss resulting from the third-party action. Also, please re-file Annex A to include Section 8.26 of Mylan’s Disclosure Schedule or explain why this information is not material to investors.

Response: In accordance with the Staff’s comment, the disclosure under the heading “Business Combination Agreement—Certain Litigation Matters” has been revised to provide a reference to Mylan’s disclosure of its opioid matters in its Legal Proceedings section in its Form 10-Q for the fiscal quarter ended September 30, 2019. As disclosed in its Form 10-Q for the fiscal quarter ended September 30, 2019, Mylan believes that the opioid-related lawsuits described therein are without merit and intends to defend against them vigorously.

The Company respectfully advises the Staff that the existing disclosure regarding Section 8.26 of Mylan’s Disclosure Schedule under the heading “Business Combination Agreement—Certain Litigation Matters” describes the entire content of such section of Mylan’s Disclosure Schedule.

Post-Combination Governance and Management, page 164

15.

We refer to Mylan’s June 21, 2019 Form 8-K filing concerning the Mylan Board’s ongoing consideration of the views and perspectives expressed by shareholders to extend the scope of the company’s clawback policy. Please revise the joint proxy/prospectus to indicate whether Newco has a clawback policy and, if applicable, discuss the key features of this policy and any differences with Mylan’s existing policy. Given the determination that Mylan is the accounting acquirer and that the historical financial statements of the combined company will be those of Mylan, please revise here and elsewhere, as applicable, to discuss whether consummation of the Combination Transaction would prevent the ability to clawback compensation from Mylan executives in the future.

Response: The Company respectfully notes for the Staff that Newco is currently a recently formed corporation which is a wholly owned subsidiary of Pfizer. Accordingly, Newco does not currently have a clawback policy and any such policy to be adopted by Newco will be determined following the closing of the Combination by the Newco Board. In accordance with the Staff’s comment, the Company has included additional disclosure with respect to a Newco clawback policy under “The Transactions—Director and Executive Compensation” on page 129 of Amendment No. 1.

U.S. Securities and Exchange Commission

December 13, 2019

For the Staff’s information, Mylan notes that, after considering the views expressed by its shareholders on this topic at the 2019 annual general meeting of shareholders that was held in Amsterdam on June 21, 2019, Mylan’s compensation committee and the Mylan Board recently approved amendments to Mylan’s clawback policy to provide for recoupment in the event of misconduct by an executive (separate from recoupment in the event of specified misconduct that causes Mylan to materially restate its financial statements, which the policy provided for prior to the amendments). Mylan expects to implement these amendments, which will apply prospectively from the effective date, in the first quarter of 2020.

Mylan also notes that the Combination would not prevent the ability to clawback compensation from Mylan executives in the future. Mylan’s clawback policy will continue to apply with respect to any determination of misconduct made under the policy prior to the date of a “Change in Control” (as defined in Mylan’s Amended and Restated 2003 Long-Term Incentive Plan), but the policy will otherwise terminate following any such Change in Control. In addition, nothing in Mylan’s clawback policy would prevent Newco from taking any other action with respect to a Mylan executive in response to any misconduct by such executive prior to the Change in Control. In accordance with the Staff’s comment, the Company has included additional disclosure with respect to whether the consummation of the Combination would prevent the ability to clawback compensation from Mylan executives in the future under “The Transactions—Director and Executive Compensation” on page 129 of Amendment No. 1.

Specified Purchase Agreement, page 182

16.

Please revise to discuss Meridian Medical Technologies, including its business focus and size, and also clarify the status of negotiations concerning the potential consideration to be paid. In this regard, please clarify your disclosure that “(t)he terms of the Specified Purchase Agreement (if executed) would reflect substantially similar terms as the Business Combination Agreement and the Separation and Distribution Agreement, but taking into account differences between the Upjohn Business and the Meridian Medical Technologies business.”

Response: In response to the Staff´s comment, the Company has revised the disclosures on page 191 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information, page 256

17.

Please address the following regarding your presentation of the $12 billion distribution payment to Pfizer and the reimbursement feature for certain Mylan liabilities as described in Section 8.26 of Business Combination Agreement:

•

Revise the narrative introduction section to the Pro Formas as well as the relevant Pro Forma footnotes to clearly disclose that you are excluding the $12 billion distribution payment to Pfizer from your computation of the merger consideration, and explain to the reader the reasons for such treatment here. Clearly identify for the reader how the $12 billion is being reflected in the Pro Forma adjustments.

U.S. Securities and Exchange Commission

December 13, 2019

•

Revise the narrative introduction as well as the relevant Pro Forma footnotes to discuss the terms and impact of the reimbursement feature in Section 8.26 to confirm, if true, that this feature is not reflected in the historical financial statements or the Pro Forma adjustments. Identify the nature of the liabilities covered by this section. To the extent you determined that such adjustments would be prohibited by Regulation S-X, disclose that fact.

•

Similarly, revise your Calculation of the Combination Consideration on page 89 and your Accounting Treatment section on page 125 to disclose both the treatment of the $12 billion cash distribution as well as the reimbursement provisions of Section 8.26. Clearly identify how each of these provisions affects the purchase price and the exchange ratio, and identify the nature of the liabilities covered by this section.

Response: In accordance with the Staff’s comment, the Company has revised its disclosure in the narrative introduction to the Pro Formas, the relevant Pro Forma footnotes, the section entitled “The Transactions—Calculation of the Combination Consideration” and the section entitled “The Transactions—Accounting Treatment” on pages 264, 272, 93 and 132, respectively, of Amendment No. 1. In addition, the Company has updated the sections entitled “Summary Unaudited Pro Forma Condensed Combined Financial Information” and “Unaudited Pro Forma Condensed Combined Financial Statements” on pages 46 and 264, respectively, of Amendment No. 1 to reflect the historical unaudited financial information for the nine months ended September 30, 2019 of the Upjohn Business and Mylan.

Newco Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2019, page 258

18.	Please address the following regarding your pro forma presentation:

•

Provide us a complete analysis of your accounting treatment of the Reverse Morris Trust transaction including the determination of the accounting acquirer and consideration exchanged. Refer us to the technical guidance upon which you relied including your consideration of ASC 805-10-55-11 through 55-15 and ASC 805-40-45.

U.S. Securities and Exchange Commission

December 13, 2019

•	Demonstrate your restatement of the equity structure of Mylan using the exchange ratio established in the merger agreement.

•	Provide us with your calculation of the weighted-average number of shares outstanding as multiplied by the exchange ratio in the merger agreement.

•

As discussed on page 3, at Pfizer’s option, shares of Newco stock will be distributed to its shareholders by way of either a spin-off or a split-off. You disclose that currently a spin-off structure is expected. Revise the introduction section on page 256 as well as your Accounting Treatment section on page 125 to explain the planned accounting treatment for a hypothetical split-off, and revise page 256 to disclose its potential impact on your pro forma presentation.

•

Similarly, you disclose on page 3 that if the Mylan Merger is not consummated within the identified parameters, the combination will occur through an alternative structure. Revise the Accounting Treatment section and Pro Forma introductory narrative to explain how the accounting for that alternative structure would be different from your current structure.

Response to bullet 1: In response to the Staff’s comment, the Company respectfully advises the Staff that in making its determination of the accounting acquirer, it concluded that the composition of Newco Board and the composition of the senior management of Newco outweigh the relative voting rights of Pfizer stockholders and former Mylan shareholders in Newco, and that no other factors were significant to the accounting determination. Set forth below is a summary of the analysis of the considerations for determining that Mylan is the accounting acquirer in accordance with ASC 805.

ASC 805-10-11 states, in part:

The entity that transfers cash, or other assets, or incurs liabilities to effect a business combination is generally identified as the acquirer.

Since the Combination will be effected through an all-stock transaction, the Company believes the above criteria is not applicable in this situation.

ASC 805-10-55-12 states, in part:

In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree.

U.S. Securities and Exchange Commission

December 13, 2019

ASC 805-10-55-12 further indicates: Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following additional factors:

ASC 805-10-55-12(a) states, in part:

The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Under the terms of the Business Combination Agreement, Pfizer stockholders will receive 57% of the shares of Newco common stock and former Mylan shareholders will receive 43% of the shares of Newco common stock. There are no unusual or special voting arrangements or options, warrants, or convertible securities included in the Combination. Existing options and restricted stock issued to employees of Mylan will be included in the exchange ratio calculation such that the ownership on a fully diluted basis will be 57% to Pfizer stockholders and 43% to former Mylan shareholders. The Reverse Morris Trust structure of the transaction required that a majority voting interest go to Pfizer stockholders. In order to maintain the tax-free nature of the structure to Pfizer and its stockholders, Pfizer stockholders needed to own more than 50% of the Newco common shares for U.S. federal income tax purposes upon closing of the Combination. As a result, the Company believes the additional considerations listed below are critical in determining the accounting acquirer.

ASC 805-10-55-12(b) states, in part:

The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

Pfizer and Mylan expect that no single shareholder (or organized group of shareholders) of Mylan or Pfizer will own a significant minority interest in each respective company immediately prior to the closing of the Combination. Based upon Mylan’s definitive proxy statement filed with the SEC on May 24, 2019, Mylan’s largest shareholders include various Vanguard funds (7.2%), Vanguard Specialized Funds – Vanguard Heath Care Fund (6.8%), Wellington (10.5%) and Blackrock (7.7%). Based upon Pfizer’s definitive proxy statement filed with the SEC on March 14, 2019, Pfizer’s largest shareholders include Blackrock (8.0%), Vanguard (7.8%) and State Street (5.1%). While there is significant overlap in public shareholders prior to the closing of the Combination, there is no evidence that Mylan shareholders or Pfizer stockholders, respectively, are formally organized to vote in concert on any matters. Accordingly, this consideration does not impact the determination of the accounting acquirer.

U.S. Securities and Exchange Commission

December 13, 2019

ASC 805-10-55-12(c) states, in part:

The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

As of the closing date of the Combination, the Newco Board will consist of 13 members, including the Executive Chairman of Newco, who will be Robert J. Coury (current Chairman of the Mylan Board); the Chief Executive Officer of Newco, who will be Michael Goettler (current Global President of the Upjohn Business); eight persons designated by Mylan prior to the closing date; and three persons designated by Pfizer prior to the closing date (after consultation in good faith with Mylan). The Executive Chairman of Newco will be in the class of directors whose term expires at the 2023 annual meeting of Newco stockholders, and each of the three persons designated by Pfizer will serve in a different class of directors. In addition, the Newco Board will, upon the closing of the Combination, be classified into three classes substantially equal in size until the 2023 annual meeting of Newco stockholders. As a result, any significant change in composition of the Newco Board would likely take at least two years. Based on these facts, the Company concluded that Mylan controls the composition of the Newco Board and such control is considered substantive and is not temporary. This is a strong indication that Mylan is the accounting acquirer.

ASC 805-10-55-12(d) states, in part:

The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

In accordance with the terms of the Business Combination Agreement, the senior management of Newco at the Effective Time will include (i) the current Chairman of Mylan, Robert J. Coury, who shall be Executive Chairman, (ii) the current Group President of the Upjohn Business, Michael Goettler, who shall be Chief Executive Officer, (iii) the current President of Mylan, Rajiv Malik, who shall be President, and (iv) a person selected jointly by Mylan and Pfizer following a search initiated by Mylan, who shall be Chief Financial Officer. In addition, it is expected that other key senior leaders of Mylan will serve in the same capacity for Newco. This is a strong indication that Mylan is the accounting acquirer.

ASC 805-10-55-12(e) states, in part:

The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.

Since a relative fair value was used to determine the ownership split between Pfizer stockholders and Mylan shareholders, this criteria does not indicate either party is the accounting acquirer.

U.S. Securities and Exchange Commission

December 13, 2019

ASC 805-10-55-13 states:

The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings), is significantly larger than that of the other combining entity or entities.

The following summarizes the total assets, total revenue, total revenue (adjusted for Lyrica loss of exclusivity (“LOE”)), operating income, EBITDA, Adjusted EBITDA and operating cash flow of Mylan and the Upjohn Business, in each case as of and for the year ended December 31, 2018. As disclosed in the Registration Statement, revenue from Lyrica sales in the United States was approximately $3.6 billion, representing 29% of the Upjohn Business’s worldwide revenues, as of and for the year ended December 31, 2018. In June 2019, Lyrica’s pediatric exclusivity in the United States expired, and multi-source generic competition commenced in the United States on July 19, 2019. The amount indicated for revenue, adjusted for Lyrica LOE in the table below, represents an estimated full year impact of the Lyrica LOE on total revenues for the Upjohn Business as of and for the year ended December 31, 2018.

in billions	Mylan	The Upjohn Business
Assets	$32.7	$17.0
Revenue	$11.4	$12.4
Revenue, adjusted for Lyrica LOE	$11.4	$8.8
Operating Income	$0.91	$7.3
EBITDA	$3.0	$7.7 (estimated 4.5 after Lyrica LOE)
Adjusted EBITDA	$3.6	$7.9 (estimated 4.5 after Lyrica LOE)
Operating Cash Flow	$2.3	$5.7

Based on this summary, neither entity is significantly larger than the other entity. Accordingly, the relative size of the entities does not indicate either party is the accounting acquirer.

ASC 805-10-11-14 states:

In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph.

The chronology of discussions between Mylan and Pfizer is outlined in the section titled “Background of the Combination” of Amendment No. 1. As noted in this section, Mylan and Pfizer continually review their respective company’s results operations and competitive positions in the industries in which they operate as well as strategic alternatives. In connection with these reviews, each of Mylan and Pfizer from time to

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December 13, 2019

time evaluates potential transactions that would further its strategic objectives, including opportunities that would enhance shareholder value. As part of this evaluation of potential transactions, representatives of Pfizer and representatives of Mylan have from time to time engaged in discussions regarding existing commercial arrangements between Pfizer and Mylan, but not relating to a potential transaction involving Mylan and the Upjohn Business, and none of these discussions progressed beyond preliminary stages. Although Pfizer reached out to Mylan most recently, the continuous discussions between Mylan and Pfizer, consistent with each party’s evaluation of strategic alternatives regarding Mylan and the Upjohn Business, respectively, as described in the section entitled “Background of the Combination”, indicate that this criteria does not indicate either party is the accounting acquirer.

ASC 805-10-55-15 states:

A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.

Since Newco was created to effect the Combination, the Company believes this criteria allows it to identify one of the combining entities, which is Mylan in this case, to be the accounting acquirer.

The following table summarizes the conclusion for each criteria in determining that Mylan is the accounting acquirer.

Criteria		Mylan	Upjohn	Neutral
805-10-55-11 - transfer of assets	N/A
805-10-55-12 introduction				X
805-10-55-12a - ownership			X
805-10-55-12b – significant shareholders	N/A
805-10-55-12c - board		X
805-10-55-12d - management		X
805-10-55-12e - premium				X
805-10-55-13 - size				X
805-10-55-14 - transaction initiation				X
805-10-55-15 - NEWCO impact	N/A

U.S. Securities and Exchange Commission

December 13, 2019

Response to bullets 2: In response to the Staff’s comment, the Company respectfully refers the Staff to paragraph 1 of ASC 805-40-45, which provides that the “condensed consolidated financial statements following a reverse acquisition are issued under the name of the legal parent (accounting acquiree) but described in the notes as a continuation of the financial statements of the legal subsidiary (accounting acquirer), with one adjustment, which is to retroactively adjust the accounting acquirer’s legal capital to reflect the legal capital of the accounting acquiree”. In this case, the accounting acquiree is Newco and the accounting acquirer is Mylan. In the case of this reverse merger, because the conversion ratio is 1:1 for Mylan’s ordinary shares, the capital structure of the accounting acquirer remains the same as it was pre-merger and the Company believes that its compliance is in accordance with ASC 805-40-45.

Response to bullet 3: In accordance with the Staff’s comment, footnote 7d included within the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” has been revised to expand the tabular disclosures of the calculation related to the share exchange.

Response to bullet 4 and 5: In accordance with the Staff’s comment, the disclosure included within the section entitled “The Transactions—Accounting Treatment” and the introductory section for the section entitled “Unaudited Pro Forma Condensed Combined Financial Information of Mylan and the Upjohn Business” on pages 132 and 264, respectively, of Amendment No. 1 has been revised to address (i) the impact of a distribution of shares to Pfizer stockholders through a split-off as well as a spin-off and (ii) the potential impacts of the Combination being consummated through the Alternative Transaction Structure.

Condensed Combined Statements of Equity, page F-6

19.

Please revise to more clearly describe the business purpose of transactions included in the caption, “net transfers to Pfizer”, and provide a breakdown quantifying and describing material components of this caption for each period presented, including the impact of your adoptions of new accounting guidance as referred to in Note (a).

Response: In response to the Staff’s comment, the Company has revised the disclosures in Amendment No. 1 to the Registration Statement on Form S-4 to provide the requested information, as follows: (i) revised the Condensed Combined Statements of Equity footnotes on page F-6 to add a cross reference to the accompanying Note 15. Related Party Transactions and add a quantification of the net impact of adopting new accounting guidance at the beginning of 2018 ($3 million net decrease); (ii) revised Note 15. Related Party Transactions on page F-38 to add a new subsection titled Net Transfers – Pfizer where we included the requested information for the nine month interim periods; and (iii) revised the disclosures in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Upjohn Business – Analysis of the Combined Balance Sheets” on page 251 to add the requested information for all financial statement periods included in Amendment No. 1, which include the years ended December 31, 2018, 2017 and 2016.

U.S. Securities and Exchange Commission

December 13, 2019

Exhibits

20.	With reference to page 141, please file the bridge loan facility as an exhibit.

Response: In response to the Staff´s comment, the Company will file the Bridge Loan Facility Commitment Letter as Exhibit 10.1.

21.

According to your disclosure, you omitted schedules from exhibits 2.1 and 2.2. Please file a list briefly identifying the contents of all omitted schedules or similar supplements as required by Item 601(b)(2) of Regulation S-K.

Response: In response to the Staff´s comment, the Company has revised the disclosures on page A-101 of Amendment No. 1 and page B-62 of Amendment No. 1.

General

22.

We note your disclosures on pages 277-284 comparing of the existing rights of Mylan shareholders against the prospective rights of NewCo stockholders. For each provision highlighted in this section, please provide us an analysis explaining why Mylan is not presenting the applicable NewCo provision as a separate proposal to its shareholders. For example, and without limitation, we note that the reverse merger transaction would: change voting thresholds necessary to amend governing documents; alter the board structure; adopt a stockholder rights plan; indemnify directors and officers; and change the forum where claims may be brought. For guidance, please refer to Rule 14a-4(a)(3) and Compliance and Disclosure Interpretations Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context (Updated October 27, 2015).

Response: The Company and Mylan acknowledge the Staff’s comments and have reviewed Exchange Act Rule 14a-4(a)(3) and the Staff’s guidance relating thereto, including Compliance and Disclosure Interpretation Section 201 (the “2015 C&DI”), regarding the “unbundling” of separate matters that are submitted to a shareholder vote under Rule 14a-4(a)(3).

In response to the Staff’s comments, Mylan has included the Governance Proposal on page 301 of Amendment No. 1 as a separate non-binding, advisory proposal subject to a Mylan shareholder vote. The advisory Governance Proposal provides Mylan shareholders with the opportunity to vote on the following features of Newco’s

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December 13, 2019

governance relating to the rights of Newco stockholders (each as described in the section of Amendment No. 1 entitled “Comparison of the Rights of Mylan Shareholders and Newco Stockholders”): “Number, Term and Classification of the Board of Directors”, “Nomination of Directors”, “Removal of Directors”, “Special Shareholder/Stockholder Meeting” and “Advance Notice Procedures for a Shareholder/Stockholder Proposal”.

For the reasons set forth below, with respect to the additional Newco governance features described in the section “Comparison of the Rights of Mylan Shareholders and Newco Stockholders” that are not subject to the Governance Proposal (the “Additional Governance Provisions”), the Company and Mylan respectfully submit that none of the Additional Governance Provisions is required to be subject to a separate shareholder vote pursuant to Rule 14a-4(a)(3).

The Company and Mylan understand that the 2015 C&DI is intended to prevent companies, in connection with a merger or acquisition transaction, from imposing restrictions on stockholders that are materially less favorable than those in place immediately prior to the transaction. For the reasons set forth below, the Company and Mylan respectfully submit that in respect of each of the Additional Governance Provisions, the rights of Newco stockholders following the closing of the transactions will be more favorable than or not materially different to the rights of Mylan shareholders.

Therefore, although adoption of the Additional Governance Provisions may be deemed to represent “material” changes to the rights of Mylan shareholders, because such changes are overall comparatively favorable to Mylan shareholders in the exercise of their prospective rights as Newco stockholders, Mylan believes the Additional Governance Provisions are, for purposes of Rule 14a-4(a)(3) and the 2015 C&DI, “immaterial” to Mylan shareholders.

In addition, given that the Additional Governance Provisions (a) overall allocate more rights to Mylan shareholders in the exercise of their prospective rights as Newco stockholders and (b) are both in line with applicable Delaware law and consistent with market practice for public Delaware corporations, Mylan does not know of, nor has any reason to believe that, any Mylan shareholders could reasonably be expected to wish to express a view separate from their views on the approval of the Proposals.

The Company and Mylan respectfully submit below an explanation for each Additional Governance Provision:

•

With respect to the Newco stockholder rights described in “Amendment of Governing Documents”, Mylan believes that a separate shareholder vote pursuant to Rule 14a-4(a)(3) is not required because such rights are more favorable to Newco stockholders than Mylan shareholders in that there is no supermajority requirement for any

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December 13, 2019

amendment to Newco’s governing documents and Mylan shareholders can amend the Newco Bylaws without approval of the Newco Board. In contrast, pursuant to the Mylan Articles, resolutions of the Mylan General Meeting to amend certain enumerated provisions of the Mylan Articles may only be adopted by the Mylan General Meeting with a majority of at least 75 percent of the votes cast, representing more than half of the issued share capital.

•

With respect to the Newco stockholder rights described in “Preferred Stock” and “Stockholder Rights Plan”, Mylan believes that separate shareholder votes pursuant to Rule 14a-4(a)(3) are not required for the following reasons: first, the Foundation structure is a function of Dutch law and is not a feature of Delaware law and therefore, elimination of the Foundation structure is necessary; second, the ability of a board to issue preferred stock and to adopt a stockholder rights plan are well-recognized features of Delaware law; and third, such rights are more favorable to Newco stockholders than the Foundation is to Mylan shareholders because Mylan shareholders currently have no legal authority to affect the governance of the Foundation, whereas Newco stockholders can affect the composition of the Newco Board, which has the authority to issue preferred shares and to adopt a stockholder rights plan.

•

With respect to the Newco stockholder rights described in “Vacancies on the Board of Directors”, Mylan believes that a separate shareholder vote pursuant to Rule 14a-4(a)(3) is not required because there is not a substantive change in shareholder rights in that in the event of a vacancy, only the remaining directors may appoint the replacement director under both the Mylan and Newco governance frameworks.

•

With respect to the Newco stockholder rights described in “Notice of Shareholder/Stockholder Meeting”, Mylan believes that a separate shareholder vote pursuant to Rule 14a-4(a)(3) is not required because shareholder rights are not substantively affected by the change in the meeting notice period. Furthermore, the Newco stockholder meeting notice window of not less than 10 and not more than 60 days prior to a meeting is set forth in the DGCL.

•

With respect to the Newco stockholder rights described in “Action by Written Consent”, Mylan believes that a separate shareholder vote pursuant to Rule 14a-4(a)(3) is not required because there is not a substantive change in shareholder rights in that unanimous written consent of shareholders and stockholders is required under both the Mylan and Newco governance frameworks, respectively.

•

With respect to the Newco stockholder rights described in “Dividends”, Mylan believes that a separate shareholder vote pursuant to Rule 14a-4(a)(3) is not required because: (a) there is not a substantive change in shareholder rights in that each of the Mylan Board and Newco Board has authority to declare a dividend under both the Mylan and Newco governance frameworks, respectively, and (b) the relevant Newco provisions are consistent with the requirements and default law of the DGCL, which provides that the power and authority to declare dividends resides with the board of directors.

U.S. Securities and Exchange Commission

December 13, 2019

•

With respect to the Newco stockholder rights described in “State Antitakeover Statute”, Mylan believes that a separate shareholder vote pursuant to Rule 14a-4(a)(3) is not required because: (a) there is not a substantive change in shareholder rights because the Mylan Articles requires a supermajority vote to approve, under certain circumstances, transactions with certain interested stockholders and (b) such rights are substantially consistent with the requirements of Section 203 of the DGCL.

•

With respect to the Newco stockholder rights described in “Limitation on Liability and Indemnification”, Mylan believes that a separate shareholder vote pursuant to Rule 14a-4(a)(3) is not required because: (a) Mylan shareholder rights are not substantively affected by the governance changes, which primarily concern director rights, (b) the limitation on liability and indemnification features of Mylan and Newco are substantively consistent with one another and (c) the governance changes are consistent with the default law of the DGCL.

•

With respect to the Newco stockholder rights described in “Exclusive Forum”, Mylan believes that a separate shareholder vote pursuant to Rule 14a-4(a)(3) is not required because the exclusive forum for certain shareholder claims, in the case of shareholders of Mylan (a company organized in the Netherlands), are Dutch courts and, in the case of stockholders of Newco (a company organized in Delaware), are Delaware courts. The change from the Netherlands to Delaware being the exclusive forum for certain shareholder claims is both (a) necessary due to the change in the jurisdiction of organization of the respective registrants and (b) consistent in that Mylan shareholders and Newco stockholders each are being directed to bring such claims in the forum that is the expert with respect to the applicable company law.

23.

We note that “Proposal 1: Approval of the Combination Proposal” contains five separate resolutions. Please provide us an analysis explaining why Mylan does not present the fourth resolution concerning approval of the “Alternative Transaction Structure” as a separate voting matter. In this regard, the disclosure on page 138 and 145 suggests that Mylan shareholders could receive materially less merger consideration in the form of NewCo stock in the event that the merger parties were to utilize this “Alternative Transaction Structure” as opposed to the preferred “Mylan Newco Liquidation Distribution” structure.

U.S. Securities and Exchange Commission

December 13, 2019

Response: In response to the Staff’s comment, Mylan notes that it does not anticipate Mylan shareholders would receive less merger consideration if the Combination were to involve the Alternative Transaction rather than the Mylan Merger even if the Dutch dividend withholding tax were to apply. As noted in the response to the Staff’s comment #1 above, if the Dutch dividend withholding tax were to apply to the Combination, then the Dutch dividend withholding tax would apply to both the Mylan Liquidation Distribution (in the case where the Combination involves the Mylan Merger) and the Mylan Newco Liquidation Distribution (in the case where the Combination involves the Alternative Transaction Structure). Therefore, if the Dutch dividend withholding tax is applicable, then both structures for the Combination would result in the exchange agent in the Combination selling, in one or more transactions for the benefit of holders of Mylan Newco or Mylan shareholders, as applicable, such number of shares of Newco common stock to which such holder would otherwise be entitled as is necessary to obtain net cash proceeds to pay the Dutch dividend withholding tax due. Consequently, in either scenario, the relevant Mylan shareholder would receive fewer shares of Newco common stock than such holder would otherwise receive in the Combination.

Furthermore, as noted in the response to the Staff’s comment #3 above, the Company and Mylan are aware of the possibility that U.K. stamp duty could become payable in connection with the Combination if the Alternative Transaction structure were utilized. Nonetheless, any such U.K. stamp duty would ultimately be a transaction-related liability that would be borne by all Newco stockholders (which would include both Pfizer stockholders and former Mylan shareholders) rather than solely by Mylan shareholders.

Based on the foregoing, Mylan respectfully advise the Staff that it does not expect Mylan shareholders could receive materially less merger consideration if the parties were to utilize the Alternative Transaction Structure rather than the Mylan Merger. Since Mylan shareholders will receive essentially the same consideration regardless of structure, shareholders are effectively voting to approve the Combination and, accordingly, Mylan does not believe it is necessary to present the approval of the Alternative Transaction Structure as a separate voting matter for Mylan shareholders.

*    *    *    *    *    *

If you have any questions, please do not hesitate to contact David K. Lam at (212) 403-1394 or dklam@wlrk.com or Gordon S. Moodie at (212) 403-1180 or gsmoodie@wlrk.com.

U.S. Securities and Exchange Commission

December 13, 2019

Very truly yours,

/s/ David K. Lam

cc:	Doug Lankler (Pfizer Inc.)

Bryan Supran (Pfizer Inc.)

Brian Roman (Mylan N.V.)

Mark I. Greene (Cravath, Swaine & Moore LLP)

Thomas E. Dunn (Cravath, Swaine & Moore LLP)

Aaron M. Gruber (Cravath, Swaine & Moore LLP)